UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Aristotle Funds Series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code): 11100 Santa Monica Blvd., Suite 1700

Los Angeles, CA 90025

Telephone Number (including area code): (310) 478-4005

Name and address of agent for service of process:

Richard Schweitzer, President and Chief Executive Officer, Aristotle Investment Services, LLC, 11100 Santa Monica Blvd., Suite 1700, Los Angeles, CA 90025.

with copies to: Elizabeth J. Reza, Esq., Ropes & Gray LLP, The Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑  Yes            ☐  No

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

NOTICE

Notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that all persons extending credit to, contracting with or having any claim against any series of the Trust or any class within any series shall look only to the assets of such series or class for payment under such credit, contract or claim; and neither the shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust or to a series or class shall include a recitation limiting the obligations represented thereby to the Trust or to one or more series or classes and its or their assets (but the omission of such a recitation shall not operate to bind any shareholder, Trustee, officer, employee or agent of the Trust).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and the State of California on the 13th day of January, 2023.

Aristotle Funds Series Trust

/s/ Richard Schweitzer
By: Richard Schweitzer
Title: President and Chief Executive Officer

ATTEST:	/s/ Joseph Lallande
By: Joseph Lallande
Title: Secretary